SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORTS OF EMPLOYEES’ STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the Fiscal Year Ended December 31, 2001

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the transition period from                         to

Commission file number 1-5842

      A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bowne & Co., Inc.

Employees’ Stock Purchase Plan

      B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOWNE & CO., INC.

345 Hudson Street
New York, New York 10014
(212) 924-5500

Items 1 and 2. Financial Statements
INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
BOWNE & CO., INC. EMPLOYEES’ STOCK PURCHASE PLAN NOTES TO FINANCIAL STATEMENTS
Schedule H, Line 4i Schedule of Assets (Held at End of Year)
Schedule H, Line 4j Schedule of Reportable Transactions
CONSENT OF INDEPENDENT AUDITORS

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

Items 1 and 2.     Financial Statements

Page

Independent Auditors’ Report	F-1
Statements of Net Assets Available for Benefits — as of December 31, 2001 and 2000	F-2
Statement of Changes in Net Assets Available for Benefits — for the year ended December 31, 2001	F-3
Notes to Financial Statements	F-4
Supplemental Schedules:
— Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	F-6
— Schedule H, Line 4j — Schedule of Reportable Transactions	F-7
Exhibit
Consent of Independent Auditors

INDEPENDENT AUDITORS’ REPORT

The Trustees

BOWNE & CO., INC.
  EMPLOYEES’ STOCK PURCHASE PLAN:

      We have audited the accompanying statements of net assets available for benefits of Bowne & Co., Inc. Employees’ Stock Purchase Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bowne & Co., Inc. Employees’ Stock Purchase Plan at December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2001 and the supplemental schedule H, Line 4j — Schedule of Reportable Transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York

May 28, 2002

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2001	2000

Assets:
Cash	$84,635	$73,535
Contributions receivable from participating companies	198,834	385,040
Investment in Bowne & Co., Inc. common stock, at market value — 1,910,621 shares in 2001 and 1,771,792 shares in 2000 (cost — $22,140,401 in 2001 and $20,750,493 in 2000)	24,455,956	18,714,554

Total assets	24,739,425	19,173,129

Liabilities:
Due to Bowne & Co., Inc. Profit Sharing Plan	11,100	—

Total liabilities	11,100	—

Net assets available for benefits	$24,728,325	$19,173,129

See accompanying notes to financial statements.

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31,
2001

Investment activity:
Net appreciation in market value of investments	$4,233,709
Dividend income from Bowne & Co., Inc.	412,620

4,646,329
Contributions by:
Employees	2,718,950
Participating companies	1,047,519

Total contributions	3,766,469

Net investment activity, contributions and other additions	8,412,798

Less:
Distributions to former participants	2,857,602

Net increase	5,555,196
Net assets available for benefits:
Beginning of period	19,173,129

End of period	$24,728,325

See accompanying notes to financial statements.

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

(1) Plan Description

      The following description of the Bowne & Co. Inc. Employees’ Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

      The Plan became effective June 21, 1973 and is a qualified plan under the Internal Revenue Code (the “IRC”). An independent third-party investment manager is the Plan’s custodian.

      Employees of Bowne & Co., Inc. and its participating domestic subsidiaries which have adopted the Plan (collectively, the “Company”) are generally eligible to participate in the Plan by working on a full-time basis (over 25 hours per week on a regular basis) in a participating company office.

      Operations of the Plan are funded through contributions received from participating employees of the Company and through contributions by the participating companies equal to 50% of their employees’ contributions. Participation in the Plan is voluntary. For the years ended December 31, 2001 and 2000, participants could contribute up to $200 per month.

      Each participant in the Plan is entitled to exercise voting rights attributable to the shares allocated to his or her account.

      The Plan provides for 100% vesting in Company contributions in the event of death, permanent or total disability, retirement, or upon the completion of five years of service. The nonvested portion of a participant’s account at the time of termination is returned to the contributing Company. For years ended December 31, 2001 and 2000, participating Company contributions were reduced by $311,523 and $135,456, respectively, as a result of the forfeiture of nonvested amounts. At December 31, 2001 forfeited non vested accounts totaled $141,513.

      Benefit payments are made in the form of full shares of Common Stock, plus cash in lieu of any fractional share. A participant, terminated participant, beneficiary or an alternate payee can elect to have a distribution under the Plan paid entirely in cash in a single payment. The cash value of any distribution shall be determined using the closing unit price on the valuation date on which such distribution is processed.

      As of December 31, 2001, the participating companies in the Plan were as follows:

Bowne of Atlanta, Inc.	Bowne Business Communications, Inc.
Bowne of Boston, Inc.	Bowne Business Solutions, L.L.C.
Bowne of Chicago, Inc.	Bowne Digital Solutions, L.L.C.
Bowne of Cleveland, Inc.	Bowne Global Solutions, Inc.
Bowne of Dallas, L.P.	Bowne of South Bend, Inc.
Bowne of Dallas, Inc.	Bowne Information Services, Inc.
Bowne of Los Angeles, Inc.	Bowne of Phoenix, Inc.
Bowne of New York City, L.L.C.	Bowne Publishing, L.L.C.
Donnelley Enterprise Solutions Incorporated	FundSmith L.L.C.

      The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary after the payment of all liabilities and expenses at the time as prescribed by the plan terms, the IRC and the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event of Plan termination, participants will become fully vested in their accounts.

BOWNE & CO., INC.
EMPLOYEES’ STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(2) Summary of Significant Accounting Policies

      The following are the significant accounting policies followed by the Plan:

     New Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Although the Plan adopted SFAS No. 133 effective January 1, 2001, there is no impact on the Plan as all investments are at fair value.

     Basis of Accounting

      The accompanying financial statements are prepared on the accrual basis of accounting.

     Investment Valuation

      The assets of the Plan are recorded at market value, measured by the closing price listed by the New York Stock Exchange. Purchases and sales of securities are recorded on a trade-date basis.

      Dividends are recorded on the ex-dividend date and are reinvested for the benefit of the participants.

     Expenses

      The Company pays Trustee’s fees and provides administrative services to the Plan without charge.

     Use of Estimates

      The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Payment of Benefits

      Benefits are recorded when paid.

(3) Tax Status

      The Internal Revenue Service has determined and informed the Company by letter dated August 8, 1996 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(4) Concentration of Risks and Uncertainties

      The Plan invests in one investment security, Bowne & Co., Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2001

Description	Cost	Current value

* Bowne & Co., Inc. Common Stock — 1,910,621 shares	$22,140,401	$24,455,956

* A party-in-interest as defined by ERISA.

See accompanying independent auditors’ report.

BOWNE & CO., INC.

EMPLOYEES’ STOCK PURCHASE PLAN

Schedule H, Line 4j
Schedule of Reportable Transactions
Year Ended December 31, 2001

		Number
		of	Purchase	Selling
Identity	Description	shares	price	price	Cost	Loss

* Bowne & Co., Inc.	Common Stock	441,986	$4,854,467	—	—	—
Bowne & Co., Inc.	Common Stock	303,157	—	$3,346,774	$3,464,559	$(117,785)

* A party-in-interest as defined by ERISA.

See accompanying independent auditors’ report.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bowne & Co., Inc.
Employees’ Stock Purchase Plan

By:	/s/PHILIP E. KUCERA

(Philip E. Kucera, Individual Trustee)

Dated: June 27, 2002

CONSENT OF INDEPENDENT AUDITORS

To members of the Administrative Committee of the

     Bowne & Co., Inc. Employees’ Stock Purchase Plan:

      We consent to the incorporation by reference in the Registration Statement (No. 033-35810) on Form S-8 of Bowne & Co., Inc. of our report dated May 28, 2002 relating to the statements of net assets available for benefits, as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001 of Bowne & Co., Inc. Employees’ Stock Purchase Plan and the related supplemental schedules as of and for the year ended December 31, 2001, which report appears in the December 31, 2001 Annual Report on Form 11-K of Bowne & Co., Inc. Employees’ Stock Purchase Plan.

KPMG LLP

New York, New York

May 28, 2002